03014577

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SEC FILE NUMBER
8- 45175

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ESSEX RADEZ COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE STREET, SUITE 1557
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER A. HOUSEHOLDER — 847-825-3618 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGER A. HOUSEHOLDER, CPA
(Name — *if individual, state last, first, middle name*)

1119 SOUTH GREENWOOD AVENUE,	PARK RIDGE,	IL	60068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN A. RADEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX RADEZ COMPANY, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

GENERAL PARTNER

Title

Notary Public

"OFFICIAL SEAL"
Sharon Nemanius
Notary Public, State of Illinois
My Commission Exp. 12/03/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2/28/2003

ESSEX-RADEZ COMPANY

TABLE OF CONTENTS

Signed and notarized oath or affirmation by General Partner	a
Independent Auditor's Report	2
Financial Statements of the Years Ended December 31, 2002 and 2001:	
Statement of Financial Condition	3
Statement of Income (Loss)	4
Statement of Changes In Financial Position	5
Statement of Changes In Partner's Ownership Capital	6
Statement of Changes In Liabilities	7
Schedule of Computation of Net Capital	8
Computation for Determination of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3	9
Information relating to the Possession or Control Requirements under Rule 15c3-3	10
Reconciliation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	11
Reconciliation Between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation	12
Report on Material Inadequacies found to Exist or Found to Have existed since the Date of the Previous Audit	13
Notes to Financial Statements	14
Auditor's Report on Compliance With Laws and Regulations	15

2/28/2003

HOUSEHOLDER ACCOUNTING SERVICES, INC.
1119 SOUTH GREENWOOD AVENUE
PARK RIDGE, ILLINOIS 60068
847-825-3618
FAX 847-825-2438

INDEPENDENT AUDITOR'S REPORT

February 28, 2003

The Partners
Essex-Radez Company

We have audited the accompanying financial statements of Essex-Radez Company as of December 31, 2002 and 2001, as listed in the foregoing table of contents. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Essex-Radez Company as of December 31, 2002 and 2001 and the change in its net assets and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Roger A. Householder, CPA

2/28/2003

ESSEX-RADEZ COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 407,579	$ 345,921
Receivables from Brokers or Dealers	1,468,417	3,048,882
Other Securities, Owned At Market	489,952	382,609
Exchange Membership Owned At Cost	255,000	55,000
Interest and Dividend Receivable	0	1,177
Receivable from Non-Customers	267,152	60,000
Total Assets	$ 2,888,100	$ 3,893,589
LIABILITIES AND OWNERSHIP EQUITY		
LIABILITIES:		
Account Payables	$ 352,571	$ 0
Securities Sold Not Yet Purchased At Market Value	0	0
Total Liabilities	$ 352,571	$ 0
OWNERSHIP EQUITY:		
Partners Capital Account	$ 2,535,529	$ 3,893,589
Total Liabilities and Ownership Equity	$ 2,888,100	$ 3,893,589

See accompanying notes to financial statements.

2/28/2003

ESSEX-RADEZ COMPANY

STATEMENT OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Gains Or Losses		
Firm Securities Trading Account	$ 10,791,986	$ 9,144,012
Firm Futures Trading Account	17	23,473
Other Revenue	61,937	240,238
Total Revenue	$ 10,853,940	$ 9,407,723
EXPENSES		
Commissions and Fees Paid To Other		
Broker – Dealers	$ 1,381,058	$ 2,184,543
Futures Account	0	4,586
Other Expense	2,932,220	1,764,852
Total Expenses	$ 4,313,278	$ 3,953,981
NET INCOME FROM OPERATIONS	$ 6,540,662	$ 5,453,742
OTHER INCOME/(LOSS)		
Not from operations	$ 0	$ 0
NET INCOME	$ 6,540,662	$ 5,453,742

See accompanying notes to financial statements.

2/28/2003

ESSEX-RADEZ COMPANY

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Increase (decrease) in net assets	$6,540,662	$5,453,742
Adjustments to reconcile increase in net assets to net cash from operating activities:		
Changes in assets and liabilities:		
Securities (Purchased)/Sold	(107,343)	(194,427)
Exchange Membership Purchased	(200,000)	0
Interest and Dividend Receivable	1,177	(1,147)
Receivable from Non-Customer	(207,152)	(60,000)
Accounts Payable Liability	352,571	0
Net cash from operating activities	$6,379,915	$5,198,168
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
CONTRIBUTIONS FROM PARTNERS	0	0
DISTRIBUTIONS TO PARTNERS	(7,898,722)	(3,331,586)
NET INCREASE/DECREASE IN CASH	$(1,518,807)	$1,866,582
CASH AT BEGINNING OF YEAR	3,394,803	1,528,221
CASH AT END OF YEAR	$1,875,996	$3,394,803

See accompanying notes to financial statements.

ESSEX-RADEZ COMPANY

STATEMENT OF CHANGES IN PARTNER'S OWNERSHIP CAPITAL
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
BALANCE, BEGINNING OF YEAR	$3,893,589	$1,771,433
NET INCOME (LOSS)	6,540,662	5,453,742
ADDITIONS (DEDUCTIONS)	(7,898,722)	(3,331,586)
BALANCE, END OF YEAR	$2,535,529	$3,893,589

See accompanying notes to financial statements.

2/28/2003

ESSEX-RADEZ COMPANY

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
BALANCE, BEGINNING OF PERIOD	$ 0	$ 0
INCREASES	0	0
DECREASES	0	0
	=======	=======
BALANCE, END OF PERIOD	$ 0	$ 0

See accompanying notes to financial statements.

ESSEX-RADEZ COMPANY

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2002

Total Ownership Equity from Statement of Financial Condition	$2,535,529
Additions	0
Total Capital And Allowable Subordinated Liabilities	$2,535,529
Deductions	
Non-Allowable Assets:	
Exchange Membership At Cost	$ 255,000
Receivable from Non-Customers	267,152
Total Deductions	$ 522,152
Net Capital Before Haircuts on Security Positions	$2,013,377
Haircuts On Securities:	
Haircut On Other Securities	$ 73,018
Undue Concentration	0
Total Haircuts	$ 73,018
Net Capital	$1,940,359

See accompanying notes to financial statements.

ESSEX-RADEZ COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2002

Total Credit Balances	$	0
Total 15c3-3 Debits	$	0
Reserve Computation	$	0

See accompanying notes to financial statements

ESSEX-RADEZ COMPANY

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF DECEMBER 31, 2002

Essex-Radez Company maintains customer accounts. Essex-Radez Company does not maintain physical possession or control of any customers' fully paid and excess margin securities. The market valuation of the customer accounts is $ 0.

ESSEX-RADEZ COMPANY

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2002

Computed net capital	$ 1,940,359
Minimum net capital required	$ 23,505
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess Net Capital	$ 1,690,359
Excess Net Capital at 1000%	$ 1,905,102

See accompanying notes to financial statements

ESSEX-RADEZ COMPANY

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
AS OF DECEMBER 31, 2002

There are no reconciliation differences between the audited and unaudited statements of financial condition with respect to methods of consolidation.

2/28/2003

ESSEX-RADEZ COMPANY

REPORT ON MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
AS OF DECEMBER 31, 2002

We have audited the financial statements of Essex-Radez Company, as of and for the year ended December 31, 2002 and have found no material inadequacies that exist as of the date of this audit or have existed since the date of the previous audit.

ESSEX-RADEZ COMPANY

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND OPERATIONS
Essex-Radez Company was organized in 1977 as a general partnership to operate as a broker dealer on The Chicago Board Options Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Values of Financial Instruments – The carrying amounts of cash, receivables, payables, and other current assets and liabilities approximates fair value with the exception of the exchange memberships that are listed at cost.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less.

Revenue Recognition – Revenue is recognized on securities held on a marked to market basis. This form of revenue recognition is consistent with the reporting requirements under Section 15 of the Security and Exchange Act of 1934.

Income Taxes – The partnership does not incur any Federal and state income taxes. Each respective partner reports their share of income or loss on their personal returns.

3. Essex-Radez Company does not maintain any accounts for customers as defined under Rule 15c3-3.

2/28/2003

HOUSEHOLDER ACCOUNTING SERVICES, INC.
1119 SOUTH GREENWOOD AVENUE
PARK RIDGE, ILLINOIS 60068
847-825-3618
FAX 847-825-2438

AUDITOR'S REPORT ON COMPLIANCE WITH LAWS AND REGULATIONS

February 28, 2003

The Partners
Essex-Radez Company

We have audited the financial statements of Essex-Radez Company, as of and for the year ended December 31, 2002, and have issued our report thereon dated February 28, 2003.

We conducted our audit in accordance with generally accepted auditing standards and *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

Compliance with laws, regulations, and contracts applicable to the organization is the responsibility of the organization's management. As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we preformed tests of the organization's compliance with certain provisions of laws, regulations and contracts. However, providing an opinion on overall compliance with such provisions was not an objective of our audit of the financial statements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under *Government Auditing Standards*.

This report is intended for the information of the general partners. However, this report is a matter of public record and its distribution is not limited.

Roger A. Householder

Roger A. Householder, CPA